UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

AMERICAN GREETINGS CORPORATION

(Name of Applicant)

One American Road

Cleveland, Ohio 44144

(216) 252-7300

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
7.00% Convertible Subordinated Notes due July 15, 2006	Up to $175,000,000 aggregate principal amount

Approximate date of proposed public offering:

As soon as practicable after the effective date of this Application for Qualification.

Name and address of agent for service:

Catherine M. Kilbane, Esq.

Senior Vice President, General Counsel and Secretary

American Greetings Corporation

One American Road

Cleveland, Ohio 44144

(216) 252-7300

With a copy to:

John M. Gherlein, Esq.

Baker & Hostetler LLP

3200 National City Center

1900 East 9th Street

Cleveland, Ohio 44114-3485

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.	General Information

(a)	American Greetings Corporation (the “Company”) is a corporation.

(b)	The Company was organized under the laws of the State of Ohio.

2.	Securities Act Exemption Available

Upon the terms set forth in an Offering Memorandum dated April 6, 2006 (the “Offering Memorandum”), the Company is offering to exchange $1,000 principal amount of its 7.00% Convertible Subordinated Notes due July 15, 2006 (the “New Notes”), for each $1,000 principal amount of its currently outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 (the “Old Notes”) (the “Exchange Offer”). If the Exchange Offer is completed, then (i) holders who tender their Old Notes and do not withdraw the prior to the completion will receive an exchange fee in cash in an amount equal to $3.75 for every $1,000 principal amount of the Old Notes that they tender (the “Exchange Fee”) and (ii) the New Notes will be governed by the new indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.

As the New Notes are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for the Old Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for (i) the customary payments to be made in respect of preparation, printing, and mailing of the Offering Memorandum and related documents, (ii) the engagements of Global Bondholder Services Corporation, as exchange agent for the Exchange Offer and Global Bondholder Services Corporation, as information agent for the Exchange Offer and payments of the fees and expenses of its financial and legal advisors and (iii) the payment of the Exchange Fee. Neither the exchange agent nor the information agent will solicit exchanges in connection with the Exchange Offer and will not make recommendations as to acceptance or rejection of the Exchange Offer. No holder of the Old Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.	Affiliates

For purposes of this Application only, the officers and directors of the Company named in response to Item 4 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons with the Company.

The following is a list of all affiliates of the Company as of the date of this application.

Affiliate Companies

Name	Percentage of Voting Securities Held by the Company	Jurisdiction of Incorporation/ Organization
A.G. Industries, Inc.	100	North Carolina
AG Europe, Inc.	100	Delaware
AG Interactive, Inc.	100	Delaware
AG Interactive France S.A.S.	100	France
AG Interactive Ibérica, SL	100	Spain
AG (UK), Inc.	100	Ohio
AG.com, Inc.	100	Delaware

AGC Funding Corporation	100	Delaware
AGC Holdings, Inc.	100	Delaware
AGC Investments, Inc.	100	Delaware
AGCM, Inc.	100	Delaware
AGC, Inc.	100	Delaware
American Greetings Corporation	100	Ohio
American Greetings Export Corp.	100	U.S. Virgin Islands
American Greetings Service Corp.	100	Delaware
Balloon Zone Distribution, Inc.	100	Delaware
BMA Holdings, LLC	99	Delaware
Camden Graphics Limited	100	England
Canonbury Design Limited	100	England
Carlton (UK) Retail Limited	100	Delaware
Carlton Cards Limited	100	Canada
Carlton Cards Limited	100	Ireland
Carlton Cards Retail, Inc.	100	Connecticut
Carlton Cards, Ltd. (U.K.)	100	England
Carlton Mexico, S.A. de C.V.	100	Mexico
CCL Service of Ontario Ltd.	100	Canada
Cloudco, Inc.	100	Delaware
Collage Designs Ltd.	100	England
Collage Italia Spa.	100	Italy
Creatacard (UK) Ltd.	100	England
Creatacard Canada, Inc.	100	Canada
Creatacard International Leasing, Inc.	100	Delaware
CreataCard, Inc.	100	Delaware
Custom Holdings, Inc.	100	Delaware
Delaware Retail Services Ltd.	100	Delaware
Egreetings Network, Inc.	100	Delaware
Funny Paper (PTY) Ltd.	100	South Africa
GGIP, Inc.	100	Delaware
Gibson Greetings International Limited	100	Delaware
Gibson Greetings, Inc.	100	Delaware
Gibson Hanson Graphics, Ltd.	100	England
Intelliwork, AG	100	Germany
John Sands (Australia) Ltd.	100	Delaware
John Sands (N.Z.) Ltd.	100	Delaware
John Sands Holding Corp.	100	Delaware
K-Media SARL	100	France
Kiwee Communicatii S.R.L.	100	Romania
Kiwee S.R.L.	100	Italy
Learning Horizons, Inc.	100	Ohio
Les Cartes Carlton Du Quebec Limitee	100	Canada
Memphis Property Corporation	100	Ohio
MIDIRingtones LLC	100	Minnesota
Plus Mark, Inc.	100	Ohio
Quality Greeting Card Distributing Company, Inc.	100	New Jersey
Red Kite Designs Limited	100	England
S.A. Greetings Corporation (Pty) Ltd.	100	South Africa
SBU, Inc.	100	Delaware
SuperVend, Inc.	80	Colorado
The AG Pension Trustee Limited	100	England
The Birthday Foundation	100	Ohio
The Hatchery LLC	50	Delaware
The Ink Group NZ Ltd.	100	New Zealand
The Ink Group PTY Ltd.	100	Australia

The Ink Group Publishers PTY Ltd.	100	Australia
The Sixty Acre Company, Inc.	100	Delaware
The Summit U.S.A. Corporation	100	Montana
Those Characters From Cleveland, Inc.	100	Ohio
U.K. Greetings Limited	100	England

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o American Greetings Corporation, One American Road, Cleveland, Ohio 44144.

Morry Weiss	Chairman
Scott S. Cowen	Director
Joseph S. Hardin, Jr.	Director
Stephen R. Hardis	Director
Harriet Mouchly-Weiss	Director
Charles A. Ratner	Director
Jerry Sue Thornton	Director
Zev Weiss	Director and Chief Executive Officer
Jeffrey Weiss	Director and President and Chief Operating Officer
John S. N. Charlton	Senior Vice President – International
Michael L. Goulder	Senior Vice President – Supply Chain
Thomas H. Johnston	Senior Vice President – President/Carlton Cards Retail
Catherine M. Kilbane	Senior Vice President, General Counsel and Secretary
William R. Mason	Senior Vice President – Wal-Mart
Michael J. Merriman, Jr.	Senior Vice President, Chief Financial Officer
Erwin Weiss	Senior Vice President – Seasonal Specialty
Steven S. Willensky	Senior Vice President – Sales and Marketing
Joseph B. Cipollone	Vice President, Corporate Controller
Josef Mandelbaum	Vice President – CEO AG Properties
Brian T. McGrath	Vice President – Human Resources
Douglas W. Rommel	Vice President – Information Resources
Stephen J. Smith	Vice President, Treasurer and Investor Relations

5.	Principal Owners of Voting Securities

The following table provides information as to each person who beneficially owned more than 10% of the Company’s outstanding voting securities as of March 31, 2006:

Name & Address	Title of Class Owned	Amount Owned		Perentage of Voting Securities Owned
Morry Weiss c/o American Greetings Corporation	Class A Common Shares	114,429	(1)	*
One American Road Cleveland, Ohio 44144	Class B Common Shares	1,006,958	(1)(2)	21.93

Ariel Capital Management, LLC 200 East Randolph Drive	Class A Common Shares	9,756,374(3)	15.86
Chicago, Illinois	Class B Common Shares	—	*

Lord, Abbet & Co. LLC 90 Hudson Street	Class A Common Shares	7,342,863(4)	12.37
Jersey City, New Jersey	Class B Common Shares	—	*

The Irving I. Stone Limited Liability Company Irving I. Stone Oversight Trust	Class A Common Shares	—	*
One American Road Cleveland, Ohio	Class B Common Shares	1,818,182(5)	43.11

Vanguard Fiduciary Trust Company, as Trustee for American Greetings Corporation Retirement Profit Sharing and Savings Plan;	Class A Common Shares	166,710(6)	*
American Greetings Executive Deferred Compensation Plan 300 Vanguard Boulevard Malvern, Pennsylvania	Class B Common Shares	929,477(6)	22.04

*	less than 1.00% of class outstanding

(1)	Includes 109,310 Class A Common Shares and 374,155 Class B Common Shares for which Mr. Weiss is deemed, under Rule 13d-3 of the Securities Exchange Act, to be beneficial owner of by having the right to acquire ownership thereof within 60 days pursuant to outstanding stock options.

(2)	Excludes the following shares with respect to which Mr. Weiss disclaims beneficial ownership: 78,800 Class B Common Shares beneficially owned by Mr. Weiss’s wife, Judith Weiss, 203,964 Class B Common Shares owned by the Irving I. Stone Foundation, of which Mr. Weiss is a trustee, and 200,000 Class B Common Shares owned by Irving Stone Support Foundation, of which Mr. Weiss is a trustee.

(3)	As reported in a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2006, by Ariel Capital Management, LLC, the amount shown represents shares owned by investment advisory clients of Ariel Capital Management as of December 31, 2005 and includes 8,080,579 Class A Common Shares over which Ariel Capital Management has sole voting power and 9,756,374 Class A Common Shares over which it has sole dispositive power.

(4)	As reported in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006, by Lord, Abbet & Co. LLC, reporting ownership as of December 30, 2005.

(5)	The shares are held by The Irving I. Stone Limited Liability Company and are voted at the direction of the Irving I. Stone Oversight Trust, of which each of Messrs. Zev Weiss and Jeffrey Weiss is a trustee. Messrs. Gary Weiss and Elie Weiss, brothers of Messrs. Zev and Jeffrey Weiss, are also trustees of the Irving I. Stone Oversight Trust. Mr. Gary Weiss is an employee and non-executive officer of the Company and Mr. Elie Weiss is not employed by the Company.

(6)	The American Greetings Savings Plan and the American Greetings Executive Deferred Compensation Plan currently hold these shares for the benefit of the plan participants who have elected to invest in American Greetings stock. These shares are held in custody by each plan’s Trustee, Vanguard Fiduciary Trust Company. The Savings Plan, which holds approximately 900,000 Class B Common Shares and 166,036 Class A Common Shares, contains pass-through voting provisions for its participants, with shares that are allocated to a participant’s account voted in accordance with the instructions of the participant by the Trustee responsible for voting. The Savings Plan Trustee will vote shares for which it has not received instructions in accordance with instructions that it receives from the Company, which will direct the Trustee based on the direction of the Administrative Committee, a committee consisting of American Greetings employees. The remainder of the Class A and Class B Common Shares are held in the Executive Deferred Compensation Plan, which votes these shares in accordance with instructions that it receives from the Company, which will direct the Trustee based on the direction of the Administrative Committee, a committee consisting of American Greetings employees.

UNDERWRITERS

6. Underwriters

(a) No person has acted as an underwriter of any securities of the Company within three years prior to the date hereof.

(b) No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization

(a) The authorized and outstanding capital stock and debt securities of the Company as of March 29, 2006 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Class A Common Shares, par value $1.00 per share	187,600,000 Shares	54,640,740 Shares
Class B Common Shares, par value $1.00 per share	15,832,968 Shares	4,217,169 Shares
6.10% Senior Notes, due 2028	$300,000,000 par	$300,000,000 par
7.00% Convertible Subordinated Notes, due 2006	$175,000,000 par	$174,790,000 par

(b) Each Class A Common Share is entitled to one vote upon all matters presented to shareholders. Any proposal to amend the Articles of Incorporation to increase the number of authorized Class A Common Shares or Class B Common Shares requires for its adoption the affirmative vote of at least two-thirds of the then outstanding Class A Common Shares, voting as a class. Each Class B Common Share is entitled to ten votes upon all matters presented to shareholders. Any proposal to amend the Articles of Incorporation to increase the number of authorized Class A Common Shares or Class B Common Shares requires for its adoption the affirmative vote of at least two-thirds of the then outstanding Class B Common Shares, voting as a class.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default

The following will be Events of Default under the Indenture:

(1) the Company fails to pay principal of or premium, if any, on any of the New Notes when due, whether or not prohibited by the subordination provisions of the Indenture;

(2) the Company fails to pay any interest on any of the New Notes when due, which failure continues for 30 days, whether or not prohibited by the subordination provisions of the Indenture;

(3) the Company fails to provide notice of a change in control, whether or not such payment is prohibited by the subordination provisions of the Indenture;

(4) the Company fails to perform any other covenant in the Indenture, which failure continues for 60 days after written notice as provided in the Indenture;

(5) any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed (or any guarantee thereof) by the Company in an aggregate principal amount in excess of $20,000,000 is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 60 days after notice as provided in the Indenture; and

(6) certain events of bankruptcy, insolvency or reorganization involving the Company, whether through (i) the entry of such events by a court of proper jurisdiction or (ii) the commencement of such events by the Company itself.

If an Event of Default, other than an Event of Default described in clause (6) above, occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Notes may declare the principal amount of the New Notes to be due and payable immediately. However, after such an acceleration, but before a judgment or decree based on the acceleration, the holders of a majority in aggregate principal amount of the outstanding new notes may, under certain circumstances, rescind and annul the acceleration if all Events of Default, other than the non-payment of principal of the New Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. If an Event of Default described in clause (6) above occurs, the principal amount of the New Notes will automatically become immediately due and payable.

If a default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee must mail to each holder notice of the default or Event of Default within 90 days after the occurrence of the default. However, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors or certain responsible officers of the Trustee determines that withholding notice is in the interests of holders, except in the case of a default or an Event of Default in payment of the principal of or interest on any New Notes.

Subject to the Trustee’s duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the Trustee reasonable indemnity. Subject to the Indenture, applicable law and the Trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the New Notes.

No holder will have any right to institute any proceeding under the Indenture, or for any other remedy under the Indenture unless:

(1)	the holder has previously given the Trustee written notice of a continuing Event of Default;

(2)	the holders of at least 25% in aggregate principal amount of the New Notes then outstanding have made a written request and have offered reasonable indemnity to the Trustee to institute such proceeding as Trustee; and

(3)	the Trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the New Notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

(b) Authentication and Delivery of New Notes; Use of Proceeds

The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its Chief Executive Officer, its President, one of its Executive Vice Presidents or one of its Vice Presidents.

The Trustee will authenticate and make available for delivery New Notes for original issue, upon receipt of a written order or orders of the Company signed on behalf of the Company by (i) its Chairman of the Board, its Vice Chairman of the Board, its Chief Executive Officer, its President, one of its Executive Vice Presidents or one of its Vice Presidents and (ii) its principal financial officer, its Treasurer, one of its Assistant Treasurers, its Secretary or one of its Assistant Secretaries. Such order of the Company must specify the amount of New Notes to be authenticated and the date on which the original issue of New Notes is to be authenticated.

The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.

The Company will not receive any proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

(d) Satisfaction and Discharge of the Indenture

The Company may discharge its obligations under the Indenture while New Notes remain outstanding if (i) either (a) all delivered and authenticated New Notes (other than those held in trust, destroyed, lost or stolen) have been delivered to the Trustee for cancellation or (b) all outstanding New Notes have or will become due and payable at their scheduled maturity within one year and the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding New Notes on the date of their scheduled maturity, (ii) the Company has paid or caused to be paid all other sums payable by the Company under the Indenture and (iii) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent for discharge of the Indenture have been complied with.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year of the Company, an officers’ certificate, signed by the principal executive officer, principal financial officer, treasurer or principal accounting officer and one other officer, stating the signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the officers’ certificate must describe the default or Event of Default and the efforts to remedy the same.

9. Other Obligors

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

(a) Pages numbered 1 to 10, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A	Amended Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(i) to the Company’s Annual Report on Form 10-K (File No. 001-13859, filed May 27, 1999)).

Exhibit T3B	Regulations of the Company (incorporated by reference to Exhibit 3(ii) to the Company’s Annual Report on Form 10-K (File No. 001-13859, filed May 27, 1999)).

Exhibit T3C	Form of Indenture between the Company and U.S. Bank National Association., as Trustee (incorporated by reference to Exhibit (d) of the Company’s Issuer Tender Offer Statement on Schedule TO dated April 6, 2006).

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Memorandum, dated April 6, 2006 (incorporated by reference to Exhibit (a)(1)(i) of the Company’s Issuer Tender Offer Statement on Schedule TO dated April 6, 2006).

Exhibit T3E-2	Letter of Transmittal, dated April 6, 2006 (incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Issuer Tender Offer Statement on Schedule TO dated April 6, 2006).

Exhibit T3E-3	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Company’s Issuer Tender Offer Statement on Schedule TO dated April 6, 2006).

Exhibit T3E-4	Items 2.02 and 7.01 of the Current Report on Form 8-K filed by the Company on April 6, 2006 and incorporated herein by reference.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Greetings Corporation, a corporation organized and existing under the laws of the State of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Cleveland and State of Ohio, on the 6th day of April, 2006.

(SEAL)

American Greetings Corporation

By:	/s/ Catherine M. Kilbane
	Name:	Catherine M. Kilbane
	Title:	Senior Vice President, General Counsel and Secretary

Attested By:	/s/ Christopher W. Haffke
	Name:	Christopher W. Haffke
	Title:	Assistant General Counsel, Corporate and Securities, Assistant Secretary

Exhibit T3F

CROSS-REFERENCE TABLE*

TRUST INDENTURE ACT SECTION		INDENTURE SECTION
Section	310(a)(1).	6.8
	(a)(2).	6.8
	(a)(3).	N.A.**
	(a)(4).	N.A.
	(a)(5).	6.8
	(b).	6.8; 6.13
	(c).	N.A.
Section	311(a).	6.14
	(b).	6.14
	(c).	N.A.
Section	312(a).	14.1; 14.2
	(b).	14.2
	(c).	14.2
Section	313(a).	14.4
	(b)(1).	N.A.
	(b)(2).	14.4
	(c).	14.4
	(d).	14.4
Section	314(a).	14.5
	(b).	N.A.
	(c)(1).	1.2
	(c)(2).	1.2
	(c)(3).	N.A.
	(d).	N.A.
	(e).	1.2
	(f).	N.A.
Section	315(a).	6.1(1)(i)
	(b).	6.2
	(c).	6.1(2)
	(d).	6.1(3)
	(e).	5.14
Section	316(a)(last sentence)	1.1; 5.12; 5.13; 6.1(3)(iii)
	(a)(1)(A).	5.12
	(a)(1)(B).	5.13
	(a)(2).	N.A.
	(b).	5.8
	(c).	1.4(5)
Section	317(a)(1).	5.5
	(a)(2).	5.4
	(b).	10.3

*	This Cross-Reference Table shall not, for any purpose, be deemed a part of this Indenture.

**	N.A. means Not Applicable.